[redacted]

SEC(08030090 IISSION
.. ashington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Harding Road, One Belle Meade Place, Suite 310
(No. and Street)

Nashville	Tennessee	37205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herschel L. Smith (615)460-1142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

111 Westwood Place, Suite 400	Brentwood	Tennessee	37027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Advisors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET F. GUSHURA STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

[signature]
Signature

President
Title

Janet F. Gushura
Notary Public

My Commission Expires JULY 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITABLE ADVISORS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Years Ended December 31, 2007 and 2006

TABLE OF CONTENTS

Byrd Proctor & Mills
CERTIFIED PUBLIC ACCOUNTANTS

111 Westwood Place, Suite 400
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Equitable Advisors, Inc. (an S Corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Advisors, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Proctor & Mills, P.C.

February 24, 2008

EQUITABLE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 157,823	$ 104,342
Receivable from clearing organization	26,091	13,933
Due from affiliated companies	5,345	16,587
Property and equipment	3,622	2,404
Clearing firm deposit	54,865	52,782
Other assets	788	3,433
	$ 248,534	$ 193,481
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 9,588	$ 9,119
	9,588	9,119
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10	10
Additional paid-in capital	139,990	139,990
Retained earnings	98,946	44,362
	238,946	184,362
	$ 248,534	$ 193,481

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ 281,261	$ 309,830
Interest and dividends	17,278	13,897
Investment advisory fees	827,767	694,631
Other income	176,391	156,497
	1,302,697	1,174,855
EXPENSES		
Employee compensation and benefits	847,700	757,117
Floor brokerage, exchange and clearance fees	69,381	90,642
Communications and data processing	12,900	15,123
Regulatory laws and expenses	13,547	17,620
Other expenses	304,585	311,306
	1,248,113	1,191,808
Net income (loss)	$ 54,584	$ (16,953)

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2006	$ 10	$ 139,990	$ 61,315	$ 201,315
Net loss	-	-	(16,953)	(16,953)
BALANCE AT DECEMBER 31, 2006	10	139,990	44,362	184,362
Net income	-	-	54,584	54,584
BALANCE AT DECEMBER 31, 2007	$ 10	$ 139,990	$ 98,946	$ 238,946

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2007 and 2006

BALANCE AT JANUARY 1, 2006	$ -
Increase (decrease)	-
BALANCE AT DECEMBER 31, 2006	-
Increase (decrease)	-
BALANCE AT DECEMBER 31, 2007	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 54,584	$ (16,953)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	1,933	1,604
(Increase) decrease in operating assets		
Receivable from clearing organization	(12,158)	15,659
Due from affiliated companies	11,242	(7,342)
Clearing firm deposit	(2,083)	(1,616)
Other assets	2,645	(400)
Increase (decrease) in operating liabilities:		
Due to affiliated companies	-	(28,376)
Accounts payable, accrued expenses and other liabilities	469	8,519
Net cash provided (used) by operating activities	56,632	(28,905)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(3,151)	-
Net cash provided (used) by investing activities	(3,151)	-
Net increase (decrease) in cash and cash equivalents	53,481	(28,905)
CASH AT BEGINNING OF YEAR	104,342	133,247
CASH AT END OF YEAR	$ 157,823	$ 104,342
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ -	$ -

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equitable Advisors, Inc. (the Company) is a Tennessee corporation formed in 2000 and is a wholly owned subsidiary of Equitable Trust Holdings, Inc. (formerly known as ETC Corporation). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment advisory services related to investments such as securities, mutual funds and other types of investments primarily to customers in Tennessee. The Company does not ordinarily provide credit to its customers.

Depreciation

The Company's property and equipment are depreciated using primarily accelerated methods over their estimated useful lives of five to seven years.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain states do not recognize S Corporations and therefore levy a tax on the S Corporation's state taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to $ 0 in 2007 and $164 in 2006.

NOTE 2 – RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from the clearing organization consists of fees payable and commissions receivable. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2007	2006
Office and computer equipment	$ 21,308	$ 18,157
Less accumulated depreciation	17,686	15,753
	$ 3,622	$ 2,404

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $206,091 which is $156,091 in excess of its required net capital of $50,000. The Company's net capital ratio was .05 to 1. At December 31, 2006, the Company had net capital of $142,059 which is $92,059 in excess of its required net capital of $50,000. The Company's net capital ratio was .06 to 1.

NOTE 5 – DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k) profit sharing plan effective January 2002. Each employee of the Company is eligible to become a participant upon attainment of twenty-one years of age and completion of one month of service. Employees may contribute to the plan on a pretax basis. Participants are immediately vested in the plan. The Company's profit sharing contribution to the plan is discretionary. The Company matched 100% of the employees' deferrals that do not exceed 4% of the employees' compensation. The Company's contribution expense amounted to $19,846 in 2007 and $17,416 in 2006.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is wholly owned by Equitable Trust Holdings, Inc.. The Company is affiliated with Equitable First Quadrant, Inc. and Equitable Trust Company, both of which are also wholly owned by Equitable Trust Holdings, Inc..

The Company shares office space with all three companies. Expenses related to office rent, professional fees, maintenance, office equipment, other office related items, note payments and capital requirements are charged to the Company on a pro rata basis. The amount charged to the Company during 2007 and 2006 amounted to $130,856 and $122,491, respectively.

The Company also paid management fees to Equitable Trust Holdings, Inc. during 2007 and 2006 of $116,666 and $100,000, respectively.

SUPPLEMENTARY INFORMATION

EQUITABLE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

COMPUTATION OF NET CAPITAL		
Stockholder's equity qualified for net capital		$ 238,946
Deductions and/or charges		
Due from affiliated companies	$ 5,345	
Property and equipment, net	3,622	
Other assets	788	
Other deductions and/or charges	19,000	28,755
Net capital before haircuts on securities positions		210,191
Haircuts on securities		
Exempted securities		2,379
Other securities		1,721
Net capital		$ 206,091
COMPUTATION ON BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 639
Minimum dollar net capital requirement of reporting broker or dealer		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 156,091
Excess net capital at, 1,000%		$ 205,132
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 9,588
Percentage of aggregate indebtedness to net capital		% 5
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 205,932
Audit adjustments to state tax expense		159
Net capital per above		$ 206,091

Byrd Proctor & Mills
CERTIFIED PUBLIC ACCOUNTANTS

111 Westwood Place, Suite 400
Brentwood, Tennessee 37027
615.467.7300 MAIN
615.467.7301 FAX
www.bpmcpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Equitable Advisors, Inc. (the Company), as of and for the year ended December 31, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of a ggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyd, Pruitt & Wills, P.C.

February 24, 2008

END